Exhibit 99.28

HudBay Minerals Inc.

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

The following briefly describes the matters voted upon and the outcome of the votes at the annual and special meeting of the shareholders (“Meeting of Shareholders”) of HudBay Minerals Inc. (the “Corporation”) held on May 29, 2008 in Toronto, Ontario:

Item 1: Election of Directors

The seven nominees set forth in the Corporation’s management information circular dated April 30, 2008 were elected as directors of the Corporation by a majority vote on a show of hands.

Item 2: Appointment of Auditors

Deloitte & Touche LLP was re-appointed as the auditors of the Corporation and the directors were authorized to fix the auditor’s remuneration by a majority vote on a show of hands.

Item 3: Amendments to the Option Plan

The resolution approving the amendments to the Corporation’s Stock Option Plan, was passed by a majority vote cast by ballot. The Corporation’s shareholders present in person or represented by proxy at the meeting voted as follows:

	Total Votes		Percentage of Votes Cast
Votes in Favour	39,502,883		86.79%
Votes Against	6,012,341		13.21%

Total Votes Cast	45,515,224	*	100.00%

*	547,797 shares were not voted and no shares were not eligible to vote.

Item 4: Approval of Long-Term Equity Plan

The resolution approving the adoption of the Corporation’s Long-Term Equity Plan, was passed by a majority vote cast by ballot. The Corporation’s shareholders present in person or represented by proxy at the meeting voted as follows:

	Total Votes		Percentage of Votes Cast
Votes in Favour	40,759,218		89.55%
Votes Against	4,756,006		10.45%

Total Votes Cast	45,515,224	*	100.00%

*	547,797 shares were not voted and no shares were not eligible to vote.

Dated this 2nd day of June, 2008.

HUDBAY MINERALS INC.

By:	“H. Maura Lendon”
H. Maura Lendon
Vice President & General Counsel